Tevecap S.A. Announces Launch of Exchange Offer


      SAO PAULO, November 7, 2005 - Tevecap S.A., a major pay television operator in Brazil and one of the country's primary pay television programming distributors, today announced that it launched an exchange offer for an aggregate principal amount of up to $7,008,000 of its unregistered outstanding 12.625% Notes Due 2009 for the same principal amount of its registered 12.625% Notes Due 2009, which have been registered under the Securities Act of 1933. The exchange offer will expire at 5:00 p.m., New York City time, on December 6, 2005.

      THIS PRESS RELEASE SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL TO THE TERMS AND CONDITIONS OF THE REGISTRATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE. BEFORE MAKING AN INVESTMENT DECISION, INVESTORS SHOULD CAREFULLY READ THE ENTIRE REGISTRATION STATEMENT AND PROSPECTUS, INCLUDING THE FINANCIAL STATEMENTS AND THE NOTES THERETO AND THE DOCUMENTS INCORPORATED BY REFERENCE THEREIN.